Exhibit 12.1

Apollo Commercial Real Estate Finance, Inc.

Statement of Computation of Ratio of Earnings to Fixed Charges

(in thousands, except ratios)

		For the Year Ended December 31,
	Six Months Ended June 30, 2018	2017	2016	2015	2014	2013
Fixed Charges
Interest-Expensed	$28,493	$48,759	$42,985	$30,149	$15,129	$3,727
Interest-Expensed Convert	15,199	18,726	14,011	14,011	8,493	—
Interest-Capitalized	5,224	6,191	4,043	2,900	8,795	566

Total Fixed Charges	$48,916	$73,676	$61,039	$47,060	$32,417	$4,293
Earnings
Net Income	$104,779	$193,031	$157,875	$91,372	$75,300	$45,045
Less: Equity Investments Income	—	—	96	(3,464)	157	—
Adjusted Net Income	104,779	193,031	157,971	87,908	75,457	45,045
Add Back:
Fixed Charges	48,916	73,676	61,039	47,060	32,417	4,293
Amortization of Capitalized Interest	7,520	9,238	6,503	4,700	2,918	866
Interest Capitalized	(5,224)	(6,191)	(4,043)	(2,900)	(8,795)	(566)

Total Earnings	$155,991	$269,754	$221,470	$136,768	$101,997	$49,638
Ratio of earnings to fixed charges	3.19x	3.66x	3.63x	2.91x	3.15x	11.56x